Filed Pursuant to Rule 433 under the Securities Act
Registration Statement no. 333-213558
Issuer Free Writing Prospectus dated January 31, 2018

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION

COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A1 (Stable) / A (Stable) / A+ (Stable) (Moody's / S&P / Fitch)

Principal Amount:	$700,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	January 31, 2018

Settlement Date:	February 7, 2018 (T+5)

Maturity Date:	February 7, 2028

Coupon:	3.40%

Price to Public:	99.706%

Benchmark Treasury:	2.25% due November 15, 2027

Benchmark Treasury Yield:	2.735%

Spread to Benchmark Treasury:	+70 basis points

Yield to Maturity:	3.435%

Interest Payment Dates:	Semi-annually on February 7 and August 7, commencing August 7, 2018

Optional Redemption:
The issuer may redeem the bonds at any time, prior to November 7, 2027, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the bonds being redeemed that would be due if such bonds matured on November 7, 2027, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points for the bonds plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after November 7, 2027, the issuer may redeem the bonds at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest on the bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 NP6 / US637432NP60

Joint Book-Running Managers:	J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
PNC Capital Markets LLC
SunTrust Robinson Humphrey, Inc.

Co-Managers:	MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Regions Securities LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

The following sentence has been added to last sentence of the eighth paragraph under the caption “Underwriting” in the Preliminary Prospectus Supplement dated January 31, 2018:

“The trustee is an affiliate of U.S. Bancorp Investments, Inc., one of the underwriters.”

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at 1-212-834-4533, KeyBanc Capital Markets Inc. by calling toll-free at 1-866-277-6479, Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403, PNC Capital Markets LLC by calling toll-free at 1-855-881-0697 or SunTrust Robinson Humphrey, Inc. by calling toll-free at 1-800-685-4786.